Exhibit 99.1 Corporate Communications

CNH Industrial named as Industry Leader in the Dow Jones Sustainability Indices for the ninth consecutive year

London, September 17, 2019

CNH Industrial (NYSE: CNHI /MI: CNHI) is the Industry Leader in Machinery and Electrical Equipment in the Dow Jones Sustainability Indices (DJSI), World and Europe, for the ninth consecutive year.

The DJSI World and DJSI Europe are among the most prestigious sustainability-focused equity indices. Inclusion in these indices is exclusively for companies that are judged as exemplary in terms of their economic, environmental and social performance. This year, the DJSI World evaluation process invited 86 companies to participate in the Machinery and Electrical Equipment industry category, 11 of which were admitted to the index. For the DJSI Europe Index, 30 companies were invited to participate and 6 were admitted.

The 2019 assessment resulted in a score of 88/100 for CNH Industrial, compared to an average of 79/100 for the companies included in the DJSI World and Europe for the Machinery and Electrical Equipment industry. All companies selected for consideration in the indices are evaluated by SAM, the business unit within RobecoSAM, which specializes in providing Environmental, Social, and Governance (ESG) data, ratings, and benchmarking.

CNH Industrial received the highest score in the areas of: Environmental Policy & Management System, Operational Eco-Efficiency (environmental dimension) as well as Social Reporting, Human Rights and Human Capital Development (social dimension), Code of Business Conduct and Supply Chain Management (economic dimension).

Hubertus Mühlhäuser, Chief Executive Officer, stated: “This result is further confirmation that we are on the right path. Sustainability is a common denominator of our ‘Transform 2 Win’ strategy, which we announced at our recent Capital Markets Day, and is thoroughly consistent with our strategic purpose of ‘Powering Sustainable Transformation’”.

“Sustainability initiatives are embedded in all areas of our business,” said Max Chiara, Chief Financial Officer and Chief Sustainability Officer, CNH Industrial. “Some examples include active engagement in reducing CO2 emissions associated with our manufacturing processes, logistics, and the usage of our vehicles as well as our decarbonization strategy to shift towards a more environmentally-friendly product portfolio.”

CNH Industrial N.V.

25 St. Jame’s Street

London, SW1A 1HA

United Kingdom

In April of this year, CNH Industrial released its 2018 Sustainability Report along with A Sustainable Year, a publication for general audiences recounting some sustainability activities of the Company and its employees accomplished in 2018.

As of December 31, 2018, CNH Industrial was awarded l’ISS-oekom Prime Status, included in the 31 A-listers of the CDP Water Security program and in the following indexes: MSCI ESG Leaders Indexes(1), FTSE4Good Index Series, ECPI Global Agriculture Liquid, ECPI World ESG Equity, ECPI Global Developed ESG Best-in-Class, ECPI Euro ESG Equity, ECPI Global Megatrend 100, Euronext Vigeo World 120, Euronext Vigeo Europe 120, Euronext Vigeo Eurozone 120, STOXX Global ESG Leaders Index, STOXX Global ESG Environmental Leaders Index, STOXX Global ESG Social Leaders Index, STOXX Global ESG Governance Leaders Index, STOXX Global ESG Impact Index, STOXX, Global Low Carbon Footprint Index, STOXX Global Reported Low Carbon Index(2), Thomson Reuters Diversity & Inclusion Index, and Integrated Governance Index (IGI).

Additional information on Sustainability at CNH Industrial:

cnhindustrial.com/sustainability/

The 2018 Sustainability Report:

cnhindustrial.com/sustainability_report_2018

A Sustainable Year:

cnhindustrial.com/a_sustainable_year_2018

Additional information on the DJSI:

sustainability-indices.com/

(1)

The inclusion of CNH Industrial in any MSCI index, and the use of MSCI logos, trademarks, service marks or index names herein, do not constitute a sponsorship, endorsement, or promotion of CNH Industrial by MSCI or any of its affiliates. The MSCI indexes are the exclusive property of MSCI. MSCI and the MSCI index names and logos are trademarks or service marks of MSCI or its affiliates.

(2)	Those listed are the main global STOXX indexes in which CNH Industrial is included.

CNH Industrial N.V. (NYSE: CNHI /MI: CNHI) is a global leader in the capital goods sector with established industrial experience, a wide range of products and a worldwide presence. Each of the individual brands belonging to the Company is a major international force in its specific industrial sector: Case IH, New Holland Agriculture and Steyr for tractors and agricultural machinery; Case and New Holland Construction for earth moving equipment; Iveco for commercial vehicles; Iveco Bus and Heuliez Bus for buses and coaches; Iveco Astra for quarry and construction vehicles; Magirus for firefighting vehicles; Iveco Defence Vehicles for defence and civil protection; and FPT Industrial for engines and transmissions. More information can be found on the corporate website: www.cnhindustrial.com

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Media contact:

Laura Overall

Corporate Communications Manager

CNH Industrial

Tel. +44 (0)2077 660 338

E-mail: mediarelations@cnhind.com

www.cnhindustrial.com